MAG Silver Corp.

July 16, 2007

For Immediate Release

N/R #07-20

MAG FINDS HIGH GRADE SILVER AT BATOPILAS

1.0 metre of 3,070 g/t silver (89.5 opt), 3.6% lead and 0.63% zinc

Vancouver, B.C…MAG Silver Corp. (TSXV:MAG; AMEX:MVG) announces that the 2007 exploration program in the Batopilas Native Silver District has encountered high grade silver in: a) drilling in the Roncesvalles – Todos Santos area, b) drilling in the Las Animas area (The Cobriza Veins) and c) a series of drill roads and trenches in the Las Animas Ridge area. A seven hole, 2,907 metre drill program that started in mid-February has been completed and crews have demobilized from Batopilas for the rainy season.

(a) Todos Santos - Highlights of the program include Hole BA07-15 at Todos Santos which intersected 1.0 metre of 3,070 grams per tonne (g/t) silver (89.5 ounces per ton (opt)), 3.6% lead and 0.63% zinc. This intercept is located on the east side of the Roncesvalles Fault Zone (RFZ) in the footwall of the Todos Santos – San Roberto vein system. The intercept is interpreted to be a parallel footwall vein or splay of the historically highly productive “Todos Santos Vein” that was last worked around 1915. This intercept and last year’s “Don Juan” intercept (1.7 metres of 2,357 g/t silver or 68.7 opt) are on opposite sides of the major Roncesvalles Fault Zone and their relationship to each other is under additional study.

(b) Las Animas (Cobriza) - Other significant drilling highlights include two intercepts in the Las Animas Area of 1.0 metre of 156 g/t (4.54 opt) and 1.0 metre of 186 g/t (5.42 opt) silver respectively in Holes BA07-17 and BA07-18. Both represent about 200 metre down dip intersections from the veins and vein structures discovered by a series of roads and trenches constructed this year to follow up on silt and soil geochemical anomalies. The drill intercepts provide important information to help in determining the strike and dip continuity of these mineralized structures. Results for the third hole in this area, BA07-19 are still pending.

(c) Trenching and Roads Program - A highlight from the trench and road program includes the discovery and exposure of the Cobriza North vein structure. This vein is exposed in a 4.0 metre high road-cut and is from 0.25 to 1.0 metres wide. Eleven samples totalling 281.54 kilograms (620 pounds) of bulk material were collected for analysis. Metallic screen analysis has returned an average minimum grade for this bulk sample of 11,158 g/t silver (325.4 opt). This analysis does not include the 2,776 grams (89.3 ounces) of native silver that was hand collected from this location as well.

This 2,495 metre program of trench and road building, at Las Animas Ridge has also discovered at least two mineralized structures; the northern extension of the Cobriza (as described above) and a silver sulphide-bearing structure 225 metres farther south east. This work has also uncovered entrances to several old 1850’s era workings on roads 1 and 3, as well as cutting numerous and previously undocumented silver, lead and zinc mineralized structures.

A 1.0 metre, 828 g/t silver (24.1 opt) rock chip sample on road 1 led to the discovery of the extension of the Cobriza Structure, described as a native silver bearing, manganese-oxide rich zone. Another rock chip sample located 225 metres southeast on this same road returned 1.0 metre of 851 g/t silver (24.8 opt) and revealed a previously unknown structure containing acanthite, a high silver sulphide. This discovery was a follow-up of an 11.4 g/t silver soil sample collected only 13.0 metres away.

More than a dozen other geochemically anomalous structures containing silver values from 10 to 580 g/t silver (0.3 to 16.9 opt) in rock-chip samples have yet to be followed up in detail. A 580 g/t silver result is from the sedimentary member of the newly recognized Batopilas formation, the most favorable host for silver veins, and is located 180 metres southeast of the silver sulphide-bearing structure described above. In addition, 28 out of 337 soil samples in this program returned values greater than 10.0 g/t silver and ranged as high as 246 grams (7.2 ounces) silver. Follow-up work is planned.

The results of this phase of work at Las Animas suggests that the mineralization may represent one single north east-trending and northwest-dipping mineralized structural zone with a strike length in excess of 500 metres.

Details

Four holes totalling 1,510 metres were drilled west of the Roncesvalles Fault Zone (RFZ) to test the RFZ and the south east extension of the Don Juan vein mineralization (2,357 g/t or 68.7 opt of silver over 1.76 metres) encountered in Holes BA05-02 and BA06-05.

A significant anomaly uncovered in drilling these four holes is the presence of wide zones of highly anomalous copper and or molybdenum. Long continuous runs of core samples with greater than 1,000 g/t copper and molybdenum values in the hundreds of grams per tonne are found in both BA07-15 and BA07-16. It has yet to be determined the relationship this may have with the silver mineralization.

The following Table summarizes diamond drilling highlights above 10.0 ppm Ag.

Hole	From	To	Interval	Silver	Silver	OPT
Number	(Metres)	(Metres)	(Metres)	ICP	Screen
BA07-13	70.8	71.45	0.65	23	15	0.7
	71.45	71.95	0.5	30.5	24	0.9
Combined	70.8	71.95	1.15	26.3		0.8
	81.4	82.1	0.7	10.6		0.3
BA07-14	262.25	263.25	1.00	15.0	5	0.4
	354.60	355.10	0.50	17.5	<5	0.5
	355.10	356.10	1.00	10.1	<5	0.3
Combined	354.60	356.10	1.50	12.6	<5	0.4
	374.20	374.70	0.50	13.4	9	0.4
BA07-15	217.45	218.45	1	11		0.3
	248.53	249.53	1	24.8		0.7
	251.6	252.6	1	>100	3,070	89.5
	253.6	254.6	1	16.3		0.5
BA07-16	224.25	225.25	1.00	93.5		2.7
	227.10	228.10	1.00	36.4		1.1
	306.95	308.45	1.50	10.8		0.3
	308.45	309.95	1.50	26.7		0.8
	309.95	310.95	1.00	10.0		0.3
Combined	306.95	310.95	4.00	16.6		0.5
	346.95	347.95	1.00	19.9		0.6
	347.95	348.95	1.00	13.0	13	0.4
BA07-17	24.70	25.20	0.50	41.1		1.2
	337.55	338.55	1.00	70.3	156	4.5
BA07-18	272.3	273.3	1.00	186	pending	5.4
	399.0	340.0	1.00	11.7		0.3
	340.0	341.0	1.00	12.1		0.4
	341.0	342.0	1.00	11.1		0.3
Combined	399.0	342.0	3.00	11.6		0.3
BA07-19	Assays Pending

Geologic Mapping

A totally revised district scale geologic map of the entire 40 square kilometre Batopilas land holdings has been generated by MAG. This study re-interprets what was previously mapped as early Tertiary age diorite intrusions as a Late Jurassic sequence of metamorphosed inter-bedded submarine andesitic volcanic and sedimentary units cut by a complex suite of Tertiary intrusive rocks. It is this Jurassic sequence, informally called the Batopilas Formation, which appears to be the preferred host for the most significant silver mineralization throughout the district. The revised structural and stratigraphic model indicates that a large intrusive-cored radial dike-vein system is centered under the south slope of Cerro de Las Animas near the projected intersection of the Roncesvalles Fault Zone and Pastrana Vein system. This new understanding allows greatly improved targeting of the highest potential structures in the preferentially favorable Batopilas Formation host rocks.

Airborne Geophysics

A high resolution airborne magnetics and electromagnetic survey was flown by a contract airborne service over the entire Batopilas District. This approximately 770 line kilometres of new data clearly highlights stratigraphic, intrusive and structural features defined in the new district scale mapping and provide a sound basis for targeting further exploration drilling throughout the Batopilas Silver District.

Interpretation

The 2006-2007 Batopilas geological-geochemical-geophysical and drilling programs in the focus area has dramatically improved the overall understanding of mineralization controls and should allow significantly improved targeting for further drilling throughout the district. The overall structural fabric has been outlined and the apparent close spatial relationship between mineralization and distinctive quartz latite-monzonite dikes has been recognized. Combining this with the recent recognition of the specific stratigraphic units that are the most favorable ore hosts means that it is now possible to target the most favorable structures within the most favorable stratigraphy, in close proximity to the potentially important quartz latite-Monzonite dikes. This kind of geologic focus has not been previously attainable.

The district-scale exploration implications of the recent work program are significant. The airborne geophysics clearly reveals the overall patterns of the quartz latite-Monzonite dike swarm and can be used to trace the most favorable host stratigraphy and structures. This has quickly revealed several large areas outside the initial exploration focus area with the same combination of stratigraphy, structure and igneous dikes. It is now possible to quickly apply the field geochemical protocol of stream sediment, ridge and spur soil sampling, and detailed follow-up examination to these areas to generate multiple drill targets in a wide range of areas throughout the district.

About Batopilas

Batopilas, a large 4,500 hectare property, is owned 100% by MAG. As a unique “native” silver district, Batopilas silver is associated with calcite veining and shows extraordinary grades approaching 50 opt of silver. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered. MAG’s control of 94% of this unique and high grade district is the first consolidation of the district’s silver mines (over 70 in total) and the first modern exploration program to be conducted in over 93 years.

QA/QC Procedures: The Company has implemented a quality control program to ensure best practices in sampling and analysis of the core samples. The core is first logged then split in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream. The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder and director of MAG and is a vendor of a project, whereby he may receive additional shares.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Industrias Peñoles are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Venture Exchange (TSX-V) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.